Filed Pursuant to Rule 424(b)(3)

File No. 333-235913

WILSHIRE wSHARES ENHANCED GOLD TRUST

Supplement dated June 21, 2021

to

Amended and Restated Prospectus dated April 16, 2021

This supplement (the “Supplement”) updates the amended and restated prospectus of Wilshire wShares Enhanced Gold Trust (the “Trust”), dated April 16, 2021 (the “Prospectus”), with the following information. Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Prospectus.

This Supplement should be read in its entirety and kept together with the Prospectus for future reference.

Updates to the Trust’s Plan of Distribution

This Supplement amends and restates the table under the heading “Summary of Items of Value Paid Pursuant to FINRA Rule 2310” in the “Plan of Distribution” section of the Prospectus on page 91 as follows:

Nature of Payment	Recipient	Payor	Description of Payment	Services Provided
Selling Commission	Authorized Participants	Shareholders	No greater than 2% of the gross offering proceeds.	Brokering purchases and sales of the Shares and creating and redeeming Creation Units.
Marketing Services Fee	Marketing Agent	Trust	A range from 0.005% - 0.01% per annum of the Trust’s assets during each year calculated in U.S. dollars; subject to an annual minimum fee based on the total number of funds, at $15,000 per fund, and not to exceed 7.5% of the gross offering proceeds.	Working with the Sponsor, the Trust, and the Transfer Agent to facilitate the execution of Authorized Participant Agreements. Reviewing all proposed advertising materials and sales literature and files with appropriate regulators. Reviewing and accepting creation and redemption orders from Authorized Participants. Providing other ancillary services related to the Marketing Agent services.
Advertising Compliance Review	Marketing Agent	Trust	$125 per communication piece for the first 10 pages, $10 per page thereafter. $600 per communication piece requiring expedited review (within 24 hours) for the first 10 pages, $25 per page thereafter.	See above.
Additional Marketing Agent Fees and Expense Reimbursements	Marketing Agent	Trust	Various one-time setup and fixed fees and out-of-pocket expense reimbursements, not to exceed 0.5% of the gross offering proceeds.	See above.
Wholesale Marketing Fees	Valor Consulting & Distribution, LLC (“Valor”)	Sponsor	A monthly retainer and a quarterly revenue sharing payment based on a percentage of the Trust’s average daily net assets.	Through employees that are registered representatives of UMB Distribution Services, LLC (“UMB”), a broker-dealer registered under the Exchange Act, using its reasonable best efforts to market the Trust to registered representatives of broker dealers and investment advisers that may have customers interested in investing in the Trust.

This Supplement adds the following paragraph after the third paragraph under the heading “General” in the “Plan of Distribution” section of the Prospectus on page 92:

The Sponsor and the Trust have entered into a Wholesale Marketing Agreement with UMB and Valor dated June 14, 2021 (the “Wholesale Marketing Agreement”). Pursuant to the Wholesale Marketing Agreement, Valor, through employees that are registered representatives of UMB, will use its reasonable best efforts to market the Trust to registered representatives of broker dealers and investment advisers that may have customers interested in investing in the Trust. In consideration for the services provided under the Wholesale Marketing Agreement, the Sponsor pays Valor a monthly retainer and a quarterly revenue sharing payment based on an annual percentage of the Trust’s average daily net assets.

Addition of Voluntary Expense Waiver

This Supplement amends and restates the third, fourth, fifth and sixth paragraphs under the heading “Sponsor’s Fee; Sponsor-Paid Expenses; Additional Trust Expenses” in the “Summary” section of the Prospectus beginning on page 6 as follows:

To pay the Sponsor’s Fee, the Administrator will withdraw from the cash on deposit in the Cash Account an amount of U.S. dollars equal to the Sponsor’s Fee, determined as described above. Any Sponsor-Paid Expenses (as defined below) will be netted out of the Sponsor’s Fee, and the Administrator will directly pay the recipients of such Sponsor-Paid Expenses out of such amounts. After netting such Sponsor-Paid Expenses, the Administrator will pay the remaining amount of the Sponsor’s Fee to the Sponsor, excluding any applicable waivers.

The following ordinary and recurring fees of the Trust will be paid by the Administrator from the Sponsor’s Fee: the Administrator Fee, the Gold Custodian Fee, the Cash Custodian Fee, the Transfer Agent Fee, the Representative Fee, the Trustee Fee, the Index Calculation Agent Fee, the Partnership Representative Fee, the Trust’s audit fees (including any fees and expenses associated with tax preparation) and up to $100,000 per year of the Trust’s legal fees and expenses (collectively, the “Sponsor-Paid Expenses”).

The Trust will be responsible for certain other fees and expenses that are not contractually assumed by the Sponsor, including but not limited to any fees and expenses associated with the Trust’s monthly rebalancing between Physical Gold and cash, any other fees (including commissions and/or exchange fees) associated with buying and selling Physical Gold for the Trust, the fees and expense reimbursements due to the Marketing Agent, the Trust’s regulatory fees and expenses (including any filing, application or license fees), printing and mailing costs, costs of maintaining the Trust’s website, the Trust’s legal fees and expenses to the extent they exceed $100,000 per year, any applicable license fees, extraordinary legal fees and expenses of the Sponsor, any service provider of the Trust (each, a “Service Provider”) or the Trust, taxes and governmental charges, extraordinary expenses (as described below) incurred by the Sponsor (or any other Service Provider) on behalf of the Trust, expenses of the Service Providers and any indemnification obligations of the Trust (collectively, “Additional Trust Expenses”). Extraordinary expenses are fees and expenses incurred not in the ordinary course of the Trust’s business or fees that are unexpected or unusual in nature, such as extraordinary legal fees and expenses of the Sponsor, any Service Provider or the Trust, legal claims and liabilities, litigation costs, non-recurring expenses or costs incurred by the Sponsor or any other Service Provider on behalf of the Trust, or other unanticipated expenses.

The Sponsor, from time to time, may waive all or a portion of the Sponsor’s Fee, and may bear certain Additional Trust Expenses, in its sole discretion. The Administrator will direct the Cash Custodian to withdraw from the Cash Account an amount of U.S. dollars needed to pay the Trust expenses provided for in the Trust Agreement and pay such amount to the recipients thereof.

This Supplement amends and restates the second, third, fourth and fifth paragraphs under the heading “Trust Expenses” in the “Description of the Trust” section of the Prospectus beginning on page 38 as follows:

The Sponsor’s Fee is paid by the Trust to the Sponsor as compensation for services performed under the Trust Agreement. The Sponsor’s Fee will be calculated by the Administrator by applying an annual rate of 65 basis points (0.65%) to the Trust’s NAV (the “Sponsor’s Fee”). The Sponsor’s Fee will be payable in U.S. dollars and will be deducted on a monthly basis, net of any applicable waivers, from the amounts on deposit in the Cash Account.

As consideration for the Sponsor’s receipt of the Sponsor’s Fee, the following ordinary and recurring fees of the Trust will be paid by the Administrator out of the Sponsor’s Fee: the Administrator Fee, the Gold Custodian Fee, the Cash Custodian Fee, the Transfer Agent Fee, the Representative Fee, the Trustee Fee, the Index Calculation Agent Fee, the Partnership Representative Fee, the Trust’s audit fees (including any fees and expenses associated with tax preparation) and up to $100,000 per year of the Trust’s legal fees and expenses (the “Sponsor-Paid Expenses”).

The Trust will be responsible for certain other fees and expenses that are not contractually assumed by the Sponsor, including but not limited to fees and expenses associated with the Trust’s monthly rebalancing between Physical Gold and cash, commissions and/or exchange fees associated with the buying and selling of Physical Gold and fees and expense reimbursements due to the Marketing Agent taxes and governmental charges, the Trust’s regulatory fees and expenses (including any filing, application or license fees), printing and mailing costs, costs of maintaining the Trust’s website, fees and expenses of redemptions, indemnification obligations of the Trust and extraordinary expenses incurred by the Sponsor or any Service Provider on behalf of the Trust. Such extraordinary expenses are fees and expenses incurred not in the ordinary course of the Trust’s business or fees that are unexpected or unusual in nature, such as extraordinary legal fees and expenses of the Sponsor, any Service Provider or the Trust, legal claims and liabilities, litigation costs, non-recurring expenses or costs incurred by the Sponsor or any other Service Provider on behalf of the Trust, or other unanticipated expenses. See “Expenses–Additional Trust Expenses” below.

The Sponsor, from time to time, may waive all or a portion of the Sponsor’s Fee, and may bear certain Additional Trust Expenses (defined below), in its sole discretion. The Administrator, acting pursuant to instructions from the Sponsor, will direct the Cash Custodian to withdraw from the Cash Account, an amount of U.S. dollars needed to pay the Trust’s fees and expenses provided for in the Trust Agreement, and pay such amount to the recipients thereof; provided however that the Sponsor shall separately instruct the Administrator with respect to the timing for distribution of amounts in respect of redemptions.

This Supplement amends and restates the second paragraph under the heading “Sponsor’s Fee” in the “Expenses” section of the Prospectus on page 69 as follows:

To pay the Sponsor’s Fee, the Cash Custodian will withdraw from the cash on deposit in the Cash Account an amount of U.S. dollars equal to the Sponsor’s Fee, determined as described above. Any Sponsor-Paid Expenses will be netted out of the Sponsor’s Fee, and the Cash Custodian will, pursuant to the instruction of the Administrator, directly pay the recipients of such amounts. After netting such Sponsor-Paid Expenses, the Administrator shall instruct the Cash Custodian to pay the remaining amount of the Sponsor’s Fee, excluding any applicable waivers, to the Sponsor. The Sponsor, from time to time, may waive all or a portion of the Sponsor’s Fee, and may bear certain Additional Trust Expenses (defined below), in its sole discretion.

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